SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2003
WASH, D.C. 188 SECTION

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

Total number of pages in this report
including Exhibits is 16.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

Financial Statements and Exhibits

Sequentially

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Administrator and Participants of
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2003

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	**2002**	**2001**
Investments: (at fair value)		
Protective Life Corporation common stock	$ 63,821,027	$ 71,498,903
AIM Constellation Fund	2,224,031	2,584,101
American Express Trust Income Fund II	12,090,207	10,132,673
American Express Trust Equity Index Fund II	5,457,476	6,859,890
AXP Blue Chip Advantage Fund (Y)	6,094,176	8,261,627
AXP New Dimensions Fund (Y)	4,438,409	5,807,821
Neuberger Berman Genesis Trust	1,073,197	---
Templeton Foreign Fund (Class I)	1,292,687	1,177,788
Van Kampen Equity and Income Fund	544,430	---
Massachusetts Investors Growth Stock Fund A	---	84,636
Massachusetts Investors Trust A	---	30,454
MFS Bond Fund A	---	15,968
MFS Emerging Growth Fund A	---	70,307
MFS Global Growth Fund A	---	29,914
MFS Government Securities Fund A	---	12,812
MFS Large Cap Growth Fund A	---	26,150
MFS Money Market Fund	---	154,645
MFS New Discovery Fund A	---	77,266
MFS Research Fund A	---	34,034
MFS Strategic Growth Fund A	---	89,203
MFS Value Fund A	---	16,513
AET Money Market Fund I	1,114,079	1,387,776
Loans to participants	3,077,880	2,904,051
Total investments	101,227,599	111,256,532
Cash	2,088	1,991
Employee deposits receivable	182,938	209,532
Employer contributions receivable	1,151,845	31,354
Accrued interest receivable	1,640	2,397
Total Assets	$102,566,110	$111,501,806

See notes to financial statements.

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Pending loan payments	9,265	10,371
Note payable to affiliate	3,838,318	4,498,868
Accrued interest on note payable to affiliate	287,874	337,415
Total liabilities	4,135,457	4,846,654
Net assets available for plan benefits	98,430,653	106,655,152
	$102,566,110	$111,501,806

See notes to financial statements

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
Net investment income:	
Dividends on Protective Life Corporation common stock	$1,405,366
Other dividends	88,246
Other interest	230,330
Net investment income	1,723,942
Net depreciation in fair value of investments (Note 3)	(8,185,942)
Employee deposits	6,335,832
Employer contributions	1,152,815
Withdrawals	(8,963,272)
Interest expense on note payable to affiliate	(287,874)
Net decrease	(8,224,499)
Net assets available for plan benefits:	
Beginning of year	106,655,152
End of year	$98,430,653

See notes to financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1- Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the Plan) are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Investments are stated at aggregate fair value. Protective Life Corporation common stock, mutual funds and collective funds are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at cost, which approximates fair value.

Purchases and sales are reflected as of the trade date. Investment income is recorded when earned. The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

At December 31, 2002 and 2001, the carrying amounts of cash and cash equivalents, short-term investments, and receivables are representative of fair value due to the short maturity of these instruments.

Employee Deposits Receivable - Employee deposits are accrued based on unremitted deductions from participating employees' compensation.

Employer Contributions – Employer matching and profit sharing contributions are valued at the average market value of the related shares as defined in the Plan agreement and are accrued based on employee deposits and amounts declared by the Board of Directors.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of Protective Life Corporation and its subsidiaries (the Employer), as defined in the Plan agreement. An account is maintained for each participant in the Plan. Plan benefits include participants' account balances as computed by American Express Trust Company (Trustee) in accordance with the Plan agreement. Benefits are allocated based upon the election of the individual participant.

The assets of the Plan are held and invested by the Trustee. Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

The Plan is funded by individual voluntary employee deposits, not to exceed $11,000 in the year 2002 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of employee deposits up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in the Employer's common stock through an employee stock ownership plan (ESOP) feature. Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, will be between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2002 was 1.78% for eligible participants. Employee deposits cannot exceed 25% of total employee compensation. Employee deposits, made on a before-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (IRC). As such, they are not subject to federal income tax until the funds are disbursed.

All employee deposits and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive one year breaks in service, as defined in the Plan agreement. Amounts forfeited will be applied to reduce future Employer matching contributions. As of December 31, 2002, 988 forfeited shares were available to reduce future Employer matching contributions (Note 4).

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Real estate loans are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates ranged from 5.25% to 12.42% at December 31, 2002 and 6.0% to 10.5% at December 31, 2001.

Administrative expenses are paid by the Employer, except brokerage commissions paid on the Employer stock fund transactions. Commissions paid on the Employer stock fund transactions were approximately $3,800 in 2002. These commissions are reflected in the financial statements as a reduction of employee deposits and reduction of proceeds on sale.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers six mutual and two collective funds, as well as Employer common stock, as investment options. All Employer matching and profit sharing contributions are invested in Employer common stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.

NOTE 3 - Investments

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,185,942 as follows:

Mutual and collective funds	$(5,193,743)
*Protective Life Corporation common stock	(2,992,199)
	($8,185,942)

The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 2002 and 2001:

	2002	2001
*Protective Life Corporation Common Stock (2,319,078 and 2,471,445 shares, respectively)	$63,821,027	$71,498,903
AXP Blue Chip Advantage Fund (Y)	$6,094,176	$ 8,261,627
AXP New Dimensions Fund (Y)	$ ---	$ 5,807,821
American Express Trust Equity Index II	$5,457,476	$ 6,859,890
American Express Trust Income Fund II	$12,090,207	$10,132,673

*Investment includes both participant-directed and non-participant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer common stock from an affiliate of Protective Life Corporation at a cost of $6,890,000. At December 31, 2002, 838,391 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2002 was $23,072,528. The purchase of these shares was financed through the issuance of a note payable to the affiliate in the amount of $6,890,000. The balance of the note at December 31, 2002, was $3,838,318. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2003	$ 412,126
2004	443,036
2005	476,263
2006	511,982
2007	550,382
Thereafter	1,444,529
	$3,838,318

Subsequent to December 31, 2002, the Employer's 2002 matching and profit sharing contribution was made in the total amount of $4,482,666 by allocating to Plan participants 114,333 of the previously unallocated shares, purchasing 14,525 shares from the Employer, allocating 988 shares which were forfeited during the year ended December 31, 2002, and the Employer contributing 38,317 shares. The 38,317 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable in the accompanying statement of net assets available for plan benefits at December 31, 2002.

NOTE 5 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2002	2001
Assets:		
Protective Life Corporation common stock	$49,733,658	$56,080,786
Short-term investments	1,114,071	1,111,613
Cash	586	762
Employer contributions receivable	1,151,845	31,354
Accrued interest receivable	1,451	1,928
Total assets	52,001,611	57,226,443

Liabilities and Net Assets:		
Note payable to affiliate	3,838,318	4,498,868
Accrued interest on note payable to affiliate	287,874	337,415
Total liabilities	4,126,192	4,836,283
Net assets	$47,875,419	$52,390,160

	Year Ended December 31, 2002
Changes in net assets:	
Dividends and interest	$1,113,594
Net depreciation	(2,310,129)
Transfers within trust	(397,069)
Employer contribution	1,151,845
Withdrawals	(3,785,108)
Interest expense	(287,874)
	($4,514,741)

NOTE 6 - Income Tax Status

The Plan obtained its latest determination letter during 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and was, therefore, exempt from federal income taxes. The Plan has since been amended and has applied for a new determination letter. Although the new determination letter has not yet been received, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested, and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan. All assets will be distributed based on the fair value of assets available for plan benefits.

NOTE 8 - Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(K) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

a.	b. Identity of Issuer Borrower, Lessor, or Similar Party	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$34,886,246 A	$63,821,027
	AIM Constellation Fund	Mutual Fund	B	2,224,031
*	American Express Trust Income Fund II	Collective Fund	B	12,090,207
*	American Express Trust Equity Index Fund II	Collective Fund	B	5,457,476
*	AXP Blue Chip Advantage Fund (Y)	Mutual Fund	B	6,094,176
*	AXP New Dimensions Fund (Y)	Mutual Fund	B	4,438,409
	Neuberger Berman Genesis Trust	Mutual Fund	B	1,073,197
	Templeton Foreign Fund (Class I)	Mutual Fund	B	1,292,687
	Van Kampen Equity and Income Fund	Mutual Fund	B	544,430
*	AET Money Market Fund I	Cash and cash equivalents	1,114,079	1,114,079
*	Loans to participants	Loans, interest rates range from 5.25% to 12.42%	$0	3,077,880
Total				$101,227,599

* Party-in-interest
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION 401(k)
AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)



By: ______________________
Jerry W. DeFoor

Date: June 26, 2003

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 20, 2003, relating to the financial statements of Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 26, 2003

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Jerry W. DeFoor
Member and Chairman,
Protective Life Corporation Retirement Committee
(Plan Administrator)



J. William Hamer, Jr.
Member
Protective Life Corporation Retirement Committee
(Plan Administrator)

June 26, 2003

50038/121y01!